Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286625

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 4 DATED JULY 20, 2026

TO THE PROSPECTUS DATED APRIL 21, 2026

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 21, 2026 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of August 1, 2026;
•
to disclose the calculation of our June 30, 2026 net asset value ("NAV") per share/unit for all share/unit classes;
•
to provide an update on the status of our current public offering (the "Offering"); and
•
to otherwise update the Prospectus.

August 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2026 (and repurchases, if applicable, as of July 31, 2026) is as follows:

Transaction Price (per share)
Class S	$21.2079
Class D	$21.2753
Class I	$21.0630
Class F-I	$21.0059
Class A-I	$21.6377
Class A-III	$21.5787

The transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares and Class A-III shares is equal to such class's NAV per share as of June 30, 2026. A detailed presentation of the NAV per share/unit is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

June 30, 2026 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2026 ($ and shares/units in thousands):

Components of NAV	June 30, 2026
Investments in real estate	$1,189,890
Investments in real estate debt	1,158,679
Cash and cash equivalents	81,435
Restricted cash	4,108
Other assets	8,349
Mortgage notes at fair value, net of deferred financing costs	(208,350)
Secured debt arrangements, net	(484,256)
Other liabilities	(25,545)
Accrued performance participation allocation	(201)
Management fee payable	(1,293)
Net asset value	$1,722,816
Number of outstanding shares/units	79,822

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$285	$108	$32,664	$27,423	$488,176	$1,012,395	$29,923	$126,088	$5,754	$1,722,816
Number of outstanding shares/units	13	5	1,551	1,306	22,562	46,916	1,377	5,827	265	79,822
NAV per share/unit as of June 30, 2026	$21.2079	$21.2753	$21.0630	$21.0059	$21.6377	$21.5787	$21.7288	$21.6377	$21.7288	$21.5833

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. Once we establish new values for our real estate investments, we provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto. The valuations of our real properties as of June 30, 2026, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property types where we have multiple real estate investments. Once we own more than one retail property, provided that each has been subject to an independent valuation by the independent valuation advisor, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.6%	6.2%
Multifamily	7.1%	5.3%

A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount rate	0.25% Decrease	+2.03%	+1.96%
(weighted average)	0.25% Increase	(1.98)%	(1.91)%
Exit Capitalization Rate	0.25% Decrease	+2.41%	+3.12%
(weighted average)	0.25% Increase	(2.22)%	(2.84)%

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2026 ($ and shares/units in thousands):

Components of NAV	May 31, 2026
Investments in real estate	$986,896
Investments in real estate debt	1,224,592
Cash and cash equivalents	63,323
Restricted cash	3,790
Other assets	10,766
Mortgage notes at fair value, net of deferred financing costs	(152,760)
Secured debt arrangements, net	(413,992)
Other liabilities	(26,531)
Accrued performance participation allocation	(170)
Management fee payable	(1,273)
Net asset value	$1,694,641
Number of outstanding shares/units	78,549

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$284	$107	$32,131	$27,404	$485,009	$990,004	$28,600	$125,485	$5,617	$1,694,641
Number of outstanding shares/units	13	5	1,525	1,304	22,426	45,898	1,317	5,802	259	78,549
NAV per share/unit as of May 31, 2026	$21.1975	$21.2790	$21.0682	$21.0085	$21.6280	$21.5695	$21.7184	$21.6280	$21.7184	$21.5744

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 20,445,162 shares of our common stock (consisting of approximately 16,233,386 Class A-III shares, 3,761,479 Class A-I shares, 442,795 Class I shares, and 7,502 Class S shares) in our primary offering for total proceeds of approximately $438.6 million and (ii) 629,618 shares of our common stock (consisting of approximately 141,667 Class A-III shares, 453,652 Class A-I shares, 13,432 Class F-I shares, 20,451 Class I shares, 239 Class D shares and 177 Class S shares) pursuant to our distribution reinvestment plan for a total value of approximately $13.5 million. No other classes of shares were issued or sold in the Offering as of the date hereof. As of June 30, 2026, our aggregate NAV was approximately $1.7 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Suitability Standards

The following section on page iii of the Prospectus is deleted in its entirety:

Pennsylvania Investors. Purchasers residing in Pennsylvania may not invest more than 10% of their net worth in us.

Offering Restrictions

The following supersedes and replaces the disclosure under "Notice to Prospective Investors in the United Kingdom" on page 229 of the Prospectus:

Our shares are not intended to be offered, sold or otherwise made available to and should not be offered to the public in the United Kingdom except to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook and the Public Offers and Admissions to Trading Regulations 2024 (the "POATRs").

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the POATRs) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies falling within Article 49(2)(a) to (d) of the Order, or (iii) who are persons to whom it may otherwise be lawfully communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in only with, relevant persons.

Appendix B: Form of Subscription Agreement

Appendix B of the Prospectus is superseded and replaced in its entirety with the following:

APOLLO

Apollo Realty Income Solutions, Inc. Subscription Agreement

(8)

SUBSCRIBER SIGNATURES
(Continued)

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):

Under penalties of perjury, I certify that:

(1) The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and

(4) The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

SIGNATURE OF INVESTOR	DATE	SIGNATURE OF CO-INVESTOR OR CUSTODIAN (If applicable)	DATE

(9a)

REGISTERED REPRESENTATIVE
(Please complete ONLY if you are a Registered Representative otherwise skip to Section 9b.)
BROKER DEALER
(Required information for sales made directly through a broker dealer. If the shares are being purchased through an RIA, please complete Section 9b instead.)

Please note that unless previously agreed to in writing by Apollo Realty Income Solutions, Inc., all sales of securities must be made through a Broker-Dealer or an RIA. This Section 9a must be completed for shares being purchased directly through a broker dealer. If the shares are being purchased through a Registered Investment Advisor, please complete Section 9b of this Subscription Agreement instead.

The Registered Representative must sign below to complete the order. Registered Representative hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor's legal residence.

BROKER DEALER

REGISTERED REP

ADVISOR MAILING ADDRESS

CITY

STATE

ZIP

FIRM CRD NUMBER

REP NUMBER

TELEPHONE NUMBER

E-MAIL ADDRESS

FAX NUMBER

OPERATIONS CONTACT NAME

OPERATIONS CONTACT E-MAIL ADDRESS

The undersigned confirm(s), which confirmation is made on behalf of the Broker-Dealer with respect to sales of securities made through a Broker-Dealer, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered or made available a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the Shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus. The undersigned Registered Representative represents and certifies that, if the investor is a "retail customer" as defined in Regulation Best Interest, (i) the undersigned has a reasonable basis to believe that (a) a purchase of Shares would be in the best interest of the investor based upon the investor's investment profile and the potential risks, rewards, and costs associated with such an investment and (b)(i) the undersigned has not placed its interests or those of the Registered Representative ahead of the interest of the investor in recommending such investment and (ii) undersigned and the Registered Representative have complied with any applicable enhanced standard of conduct, including but not limited to, the other requirements of Regulation Best Interest in relation to the proposed purchase of Shares. The undersigned Registered Representative further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing Anti-Money Laundering Program and Customer Identification Program.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND.

REGISTERED REP SIGNATURE	DATE	BRANCH MANAGER SIGNATURE (If required by Broker-Dealer)	DATE

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